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                                                                       Exhibit 1

                          IDENTITY OF MEMBERS OF GROUP

         WSI Inc., a Delaware corporation, WPA Investment L.P., a Delaware limited partnership, and Whittle Leeds Education Company L.L.C., a Delaware limited liability company, beneficially own shares of Class A Common Stock, $.01 par value per share ("Class A Common Stock"), and Class B Common Stock, $.01 par value per share ("Class B Common Stock"), of Edison Schools Inc. H. Christopher Whittle is the president and sole stockholders of WSI Inc., and WSI Inc. is the general partner of WPA Investment L.P. and the managing member of Whittle Leeds Education Company L.L.C. Accordingly, Mr. Whittle is the beneficial owner of the shares of Class A Common Stock and Class B Common Stock held of record by WSI Inc., WPA Investment L.P. and Whittle Leeds Education Company L.L.C.